UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On May 3, 2018, The NASDAQ Stock Market (“Nasdaq”) notified Origin Agritech Limited (the “Company”) that for the previous 30 consecutive business days, the Company was not in compliance with Rule 5550(a)(2) of the Nasdaq Listing Rules. Rule 5550(a)(2) requires the Company’s common shares to maintain a minimum bid price of $1.00 per share. Therefore, under Nasdaq’s continued listing requirements, a deficiency existed. The notification has no immediate effect on the listing of the Company’s common shares.

Rule 5810(c)(3)(A) of the Nasdaq Listing Rules provides the Company with a grace period of 180 calendar days, ending October 30, 2018, during which it may regain compliance with the minimum bid price requirement. If before October 30, 2018, the closing bid price of a common share of the Company is at least $1.00 for a minimum of 10 consecutive business days, the Company will return to compliance. If the Company does not achieve compliance by that date, then Nasdaq will notify the Company that its common shares are subject to delisting from the Nasdaq Capital Market.

In the event the Company becomes subject to delisting, Nasdaq may, in its discretion and assuming the Company can meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, grant the Company an additional 180 days in which to regain compliance, otherwise the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company will monitor the closing bid price of its common shares and will consider various possible options if it does not appear that it will return to compliance within the applicable grace period.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ James Z. Chen
	Name:	James Z. Chen
	Title:	Chief Executive Officer

Date: May 9, 2018